Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Amended and Restated Officer and Director Share Purchase Plan of Avinger, Inc., of our report dated March 5, 2020, relating to the financial statements of Avinger, Inc. as of December 31, 2019 and 2018, and for the years then ended, which report appears in Avinger, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019, and expresses an unqualified opinion and includes explanatory paragraphs regarding a going concern emphasis, and the adoption of Accounting Standards Codification Topics No. 842, Leases, and No. 606, Revenue Recognition.

/s/ Moss Adams LLP

San Francisco, California

March 10, 2020